Exhibit 12.1
Statement Re: Computation of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
Amounts in thousands

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$22,203	$37,699	$40,065	$37,134	$34,177
Fixed charges	50,050	38,097	35,117	32,006	24,352
Preferred dividend requirements of consolidated subsidiaries	—	—	(1,256)	(2,512)	(4,123)

Earnings (1)	72,253	75,796	73,926	66,628	54,406

Fixed charges:
Interest expense	48,847	36,905	32,898	28,501	19,439
Amortization of financing fees	1,203	1,192	963	993	790
Preferred stock dividends	—	—	1,256	2,512	4,123

Fixed charges (2)	$50,050	$38,097	$35,117	$32,006	$24,352

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	1.44	1.99	2.11	2.08	2.23

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